THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq. Edward H. Weaver, Esq.**	Craig V. Butler, Esq. *
Admitted only in California* Admitted only in Utah**

October 16, 2007

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	Auriga Laboratories, Inc. Registration Statement on Form SB-2 Filed October 11, 2007 File No. 333-146619

Dear Mr. Riedler:

We herein provide the following responses to your comment letter dated October 12, 2007, regarding the above-listed form for Auriga Laboratories, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response.

1.
We note you have an open confidential treatment request. Comments on the confidential treatment request, if any, will be sent under separate cover. All comments will need to be resolved prior to effectiveness.

In connection with the filing, on August 9, 2007, of the Company’s 10-QSB for the period ended June 30, 2007, the Company submitted a confidential treatment request (“CTR”) for portions of Exhibit 10 to that filing, which was the Licensing and Distribution Agreement dated June 6, 2007 (the “Licensing Agreement”), by and between the Company and Laboratoires Carilene S.A.S., a corporation existing under the laws of France (“Supplier”). The Company requested that the transfer pricing/costs of the product paid by the Company be redacted and treated as confidential.

Since the filing of the CTR, the Company terminated the License Agreement, as disclosed by the Company in its Current Report on Form 8-K filed on October 2, 2007. Since the License Agreement is now terminated, the basis for the request for confidential treatment of the pricing terms no longer exists. Therefore, by letter to the Securities and Exchange Commission dated October 15, 2007, the Company requested to withdraw its CTR regarding the License Agreement.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN UTAH • 84095

(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
October 16, 2007

2.
We note the registration statement does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form SB-2. If Frank Greico, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

The title “principal accounting officer” has been added to Mr. Greico’s signature line to appropriately designate Mr. Greico as the Company’s principal accounting officer.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler
Craig V. Butler, Esq.